Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED SEPTEMBER 16, 2008 TO PROSPECTUS DATED MAY 19, 2008

AUGUST 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	August 2008	Year to Date	08/31/08	08/31/08

Series A	-4.64%	12.79%	$37,526,903	$1,676.53
Series B	-7.28%	15.17%	$49,552,771	$2,043.87

*	All performance is reported net of fees and expenses

Fund results for August 2008:

U.S. dollar index futures surged 5.5% in August, reaching a 2008 high, as focus shifted from a stagnant U.S. economy to deteriorating economic prospects abroad. Economic data collapsed across the board in Europe as rising inflation and weakening demand took a heavy toll on business confidence. Since reaching an all time high in mid July, the EUR/USD has declined 8.5% amid the region’s first contraction in growth since the 15-nation common currency was introduced in 1999. The GBP/USD declined to its lowest level in over two years as recessionary fears mount in the U.K. due to contraction in services, manufacturing and construction. The Australian dollar sustained its largest one month loss in 22 years (-8.4%) amid deterioration in housing, consumer and business spending. A relatively large loss resulted from the Fund’s short positions in the U.S. dollar.

World energy markets traded steadily lower throughout the first half of August amid profound U.S. dollar strength, only to stabilize with news of hostilities in Georgia and increased Gulf storm activity. U.S. dollar gains associated with growing instability in European and Asian economies, along with further evidence of contracting global demand and record OPEC production, contributed heavily to the fall in crude oil prices. However, violence in Georgia and the ongoing Iranian nuclear crisis limited losses in October crude oil to 7.1% as geopolitical premiums remained an important price determinant. October natural gas furthered its slide, finishing 13.8% lower. Long positions produced losses in the energies sector.

Gold dropped to its lowest level since December despite elevated inflation readings in the U.S. as better than expected U.S. employment data and poor European economic data led to profound U.S. dollar strength. December gold futures finished 9.4% lower as a sharp energy market selloff enabled traders to discount the steepest rise in producer prices since June 1981. Meanwhile, December silver fell 23.7%, finishing in negative territory for the year. Platinum continued its July collapse, falling over 14.8% to its lowest level in 11 months. In a surprise gain, nickel rose 10.2% as key producers Xstrata and Industrial Metallurgical Holdings of Russia have announced plans to cut output. An Australian producer also announced plans to defer expansion plans. Long positions in the metals sector led to relatively large losses.

World bond markets trended higher in August as global economic growth concerns widened and inflation fears subsided with commodity prices retracing from record highs. In the U.S., 30-year bond futures traded to a four month high as retail sales dropped for the first time in five months due to the dissipation of the tax rebate effect. Also supporting the rally was strong demand for U.S. debt at the Treasury bond auction, in which foreign central banks bought 42.9% of the offering, the most since 2006. In Europe, bund futures rallied as euro zone annual inflation eased to 3.8% from a record high of 4.0% and German GDP contracted by 0.8% in the 2nd quarter, which was the most in 15 years. Long positions in the bonds sector resulted in gains for the Fund.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a significant influence on this month’s overall negative performance.

For the month of August 2008, Series A lost 4.64%, while Series B lost 7.28%, including all fees and expenses.

PLEASE NOTE:

The Fund’s Prospectus and Disclosure Document filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on May 19, 2008 contained a typographical error in the historical performance of Superfund GCT set forth on page 87. The performance of Superfund GCT for 2007 was incorrectly listed as +15.99. The correct performance of Superfund GCT for 2007 was -9.91.

QUADRIGA SUPERFUND, L.P. — SERIES A
AUGUST 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2008)

STATEMENT OF INCOME

August 2008

Investment income, interest	$64,212

Expenses
Management fee	58,193
Ongoing offering expenses	31,457
Operating expenses	4,719
Selling Commissions	125,823
Other expenses	2,356
Incentive fee	—
Brokerage commissions	31,518

Total expenses	254,066

Net investment gain (loss)	(189,854)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,202,025)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(434,602)

Net gain (loss) on investments	(1,636,627)

Net increase (decrease) in net assets from operations	$(1,826,481)

STATEMENT OF CHANGES IN NET ASSET VALUE

August 2008

Net assets, beginning of period	$39,031,984

Net increase (decrease) in net assets from operations	(1,826,481)
Capital share transactions
Issuance of shares	1,131,961
Redemption of shares	(810,561)

Net increase (decrease) in net assets from capital share transactions	321,400
Net increase (decrease) in net assets	(1,505,081)

Net assets, end of period	$37,526,903

NAV Per Unit, end of period	$1,676.53

QUADRIGA SUPERFUND, L.P. — SERIES B
AUGUST 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2008)

STATEMENT OF INCOME

August 2008

Investment income, interest	$87,206

Expenses
Management fee	76,842
Ongoing offering expenses	41,536
Operating expenses	6,230
Selling Commissions	166,145
Other expenses	3,925
Incentive fee	—
Brokerage commissions	67,750

Total expenses	362,428

Net investment gain (loss)	(275,222)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,741,856)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(874,442)

Net gain (loss) on investments	(3,616,298)

Net increase (decrease) in net assets from operations	$(3,891,520)

STATEMENT OF CHANGE IN NET ASSET VALUE

August 2008

Net assets, beginning of period	$50,723,957

Net increase (decrease) in net assets from operations	(3,891,520)
Capital share transactions
Issuance of shares	3,123,962
Redemption of shares	(403,627)

Net increase (decrease) in net assets from capital share transactions	2,720,335
Net increase (decrease) in net assets	(1,171,185)

Net assets, end of period	$49,552,772

NAV Per Unit, end of period	$2,043.87

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.